Exhibit 12.1

Immunicon Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	For the Fiscal Year Ending December 31,					Six Months Ended June 30 2007
	2002	2003	2004	2005	2006
Net loss from continuing operations	(18,321)	(17,643)	(27,933)	(26,878)	(23,998)	(5,999)
Fixed charges:
Interest expense	470	570	621	488	752	2,634
Estimated interest portion of rent expense *	193	222	267	336	320	155
Amortization of deferred financing costs	14	43	82	45	72	386

Total fixed charges	677	835	970	869	1,144	3,175

Earnings (as defined) (1)	(17,644)	(16,808)	(26,963)	(26,009)	(22,854)	(2,824)

Ratio of earnings to fixed charges	—	—	—	—	—	—

*	This amount is the portion of rental expenses under operating leases which management of the Company believes to approximate the interest factor.
(1)	Earnings were not sufficient to cover fixed charges by amounts equal to $22.9 million, $26.0 million, $27.0 million, $16.8 million, and $17.6 million for the year ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively, and 2.8 million for the six months ended June 30, 2007.